Filed by Cargill, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934

Subject Company: IMC Global Inc.

SEC File No.: 333-114300

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition (“Cargill”) and IMC Global Inc. (“IMC”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill’s and IMC’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov).

Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 (File No. 333-114300) with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Cargill, Incorporated’s and IMC’s directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004.

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Date: Thursday, June 17, 2004

Contacts: Linda Thrasher, Cargill, Inc., 202-530-8163, linda_thrasher@cargill.com

Gray Gordon, Cargill Crop Nutrition, 813-671-6145, Gray_Gordon@cargill.com

Dave Prichard, IMC Global Inc., 847-739-1810, daprichard@imcglobal.com

Mosaic Selected as Name for Publicly Traded Fertilizer Company to be Formed

by the Combination of Cargill Crop Nutrition and IMC Global

New Name and Logo Represent Commitment to Build on Both Companies’ Rich Legacies and

Mission To Nourish Global Agriculture

MINNEAPOLIS and CHICAGO - Mosaic has been selected as the name for the new, publicly traded fertilizer company to be created through the combination of Cargill Crop Nutrition, a business unit of Cargill, Incorporated, and IMC Global Inc. (NYSE: IGL) in a transaction expected to close in late summer 2004 following satisfaction of all closing conditions.

“We’re choosing to call this combination of companies Mosaic because it best captures the rich legacies of both companies and communicates our vision,” said Fritz Corrigan, Cargill executive vice president, who will leave Cargill to become president and chief executive officer of Mosaic. “This new name and logo brings to life our role as the world’s preeminent provider of crop nutrients.”

The Mosaic name reflects a close collaboration between the new company and its customers, suppliers and communities. The Mosaic visual identity captures the richness and diversity of the world’s farming regions with a vibrant color combination and underscores the new company’s mission to nourish an agricultural landscape that feeds an expanding global population.

Corrigan said that by integrating the many attributes of Cargill Crop Nutrition and IMC Global, “Mosaic will be able to provide an enhanced global reach, the most diverse, talented and experienced workforce in our industry, and a broader array of nutrient products and services. We’re confident that this combination will create distinctive value for our customers.”

During the past four months, executives from both companies reviewed and tested more than 3,000 naming options, 1,000 of which were submitted by employees, with customers and employees around the world.

To view the Mosaic visual identity in color, please visit http://ccnimc.mergerannouncement.com/.

Mosaic is expected to have pro forma, trailing annual revenues of over $4 billion. The new company will operate phosphate production facilities in Florida and Louisiana in the United States and potash production facilities in Saskatchewan, Canada, as well as in New Mexico and Michigan in the United States. It also will be a 50-percent owner in Saskatchewan-based Saskferco Products, Inc., one of the world’s most efficient nitrogen production facilities; have equity interests in phosphate production facilities in the key growth markets of Brazil and China; and operate key distribution facilities in 11 countries, serving customers in 33 countries.

Cargill Crop Nutrition currently has about 3,200 employees in 17 countries, while IMC Global has about 5,000 employees, predominantly in North America.

The combination is subject to regulatory approval in the United States, Canada and several other countries; the approval of IMC Global shareholders; the completion of the merger between Phosphate Resource Partners Limited Partnership (NYSE: PLP) and a subsidiary of IMC Global, pursuant to which holders of publicly traded PLP units would be offered an exchange rate of 0.2 shares of IMC Global common stock for each PLP unit; and satisfaction of other customary closing conditions.

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(Note: Editors can visit the merger web site for a formatted, downloadable file of the Mosaic logo-mark.)

About Cargill Crop Nutrition

Cargill Crop Nutrition is a business unit of Cargill, Incorporated, an international provider of food, agricultural and risk management products and services. With 101,000 employees in 60 countries, Cargill is committed to using its knowledge and experience to collaborate with customers to help them succeed. For more information, visit www.cargill.com or www.cargillfertilizer.com.

About IMC Global Inc.

From multiple mines and plants in North America, IMC Global serves world agriculture as one of the largest producers and marketers of concentrated phosphates and potash crop nutrients. It also is a leading global provider of phosphorus and potassium feed ingredients for the animal nutrition industry. IMC Global has 5,000 employees and customers in nearly 50 countries. With products essential for life, IMC Global “feeds the land that feeds the world.” For more information, visit www.imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and potash market fundamentals, expectations regarding the proposed transactions with PLP and Cargill Crop Nutrition, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in IMC Global’s forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; the prices of raw materials; and regulatory and shareholder approvals of pending transactions. Additional factors that could cause IMC Global’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and Cargill. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of Global Nutrition Solutions, Inc. filed with the SEC on April 8, 2004.

Not a Proxy Solicitation for PLP Merger Proposal

This communication is not a solicitation of a proxy from any security holder of IMC Global or PLP. IMC Global has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and PLP. PLP unitholders are urged to read the definitive proxy statement/prospectus relating to the proposed transaction between IMC Global and PLP when it becomes available, because it will contain important information. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc.,100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, e-mail: daprichard@imcglobal.com. You may also obtain documents filed with the SEC by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

IMC Global, and its respective directors, executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of IMC Global filed with the SEC on April 20, 2004.